Filed by Accelrys, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Subject Company: Symyx Technologies, Inc.

Exchange Act File Number: 000-27765

SYMYX TECHNOLOGIES, INC. AND ACCELRYS, INC. RECEIVE ALL STOCKHOLDER

APPROVALS NECESSARY TO COMPLETE MERGER

Santa Clara, CA and San Diego, CA – June 30, 2010 – Symyx Technologies, Inc. (NASDAQ: SMMX) announced that at today’s Special Meeting its stockholders approved the merger with Accelrys, Inc. (NASDAQ: ACCL) under which Symyx stockholders will receive 0.7802 shares of Accelrys common stock for each share of Symyx they own. Accelrys also today announced that at its Special Meeting of stockholders, Accelrys received from its stockholders all approvals necessary to complete the merger. Following the completion of the merger, Accelrys and Symyx stockholders will each own approximately 50 percent of the combined company. The transaction will close promptly after the satisfaction of certain remaining conditions, which is anticipated to occur on July 1, 2010.

“We are pleased with the outcome of today’s vote,” said Isy Goldwasser, Chief Executive Officer of Symyx. “On behalf of the Board and management team, I want to thank our stockholders for their support throughout this process. The merger of Accelrys and Symyx creates an industry-leading informatics software company, with minimal product overlap and a diversified, global customer base. We look forward to closing the transaction as expeditiously as possible.”

UBS Securities LLC is acting as financial advisor to Symyx, Jefferies & Co, Inc. is acting as financial advisor to Accelrys, Cooley LLP is acting as Symyx’s legal advisor and Paul Hastings Janofsky & Walker LLP is acting as Accelrys’ legal advisor.

About Symyx Technologies, Inc.

Symyx Technologies, Inc. (NASDAQ: SMMX) helps R&D-based companies in life sciences, chemicals, energy, and consumer and industrial products achieve breakthroughs in innovation, productivity, and return on investment. Symyx software and scientific databases power laboratories with the information that generates insight, enhances collaboration and drives productivity. Products include a market-leading electronic laboratory notebook, decision support software, chemical informatics and sourcing databases. Information about Symyx, including reports and other information filed by Symyx with the Securities and Exchange Commission, is available at www.symyx.com.

About Accelrys, Inc.

Headquartered in San Diego, California, Accelrys develops scientific informatics software and solutions for the life sciences, energy, chemicals, aerospace, and consumer products industries. Customers include many Fortune 500 companies and other commercial entities, as well as academic and government entities. Accelrys has a vast portfolio of computer-aided design modeling and simulation offerings which assist customers in conducting scientific experiments ‘in silico’ in order to reduce the duration and cost of discovering and developing new drugs and materials. Its scientific informatics platform underlies the company’s computer-aided design modeling and simulation offerings. The Accelrys platform can be used with both Accelrys and competitive products, as well as with customers’ proprietary predictive science products. Its flexibility, ease-of-use and advanced chemical, text and image analysis and reporting capabilities enable customers to mine, aggregate, analyze and report scientific data from disparate sources, thereby better utilizing scientific data within their organizations. For more information about Accelrys, visit http://www.accelrys.com/.

Forward-Looking Statements

The statements in this release regarding the expected strength and positioning of the combined company in the market place and the expected closing date of the merger are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of Symyx management and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and Symyx does not undertake any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to: any unanticipated operational or cultural difficulties associated with the integration of the businesses of Accelrys and Symyx may cause the combined company not to achieve the synergies Symyx currently expects; litigation or adverse judgments relating to the proposed merger may delay or prevent the closing of the merger; and other risks relating to the consummation of the contemplated merger, including the risk that the closing conditions may not be satisfied which may delay or prevent the closing of the merger. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth in Symyx’s Current Report on Form 10-Q for the quarter ended March 31, 2009, which was filed with the Securities and Exchange Commission (“SEC”) on May 3, 2009, under the heading “Item 1A — Risk Factors,” in the Annual Report on Form 10-K of Accelrys for the year ended March 31, 2010, which was filed with the SEC on May 28, 2010, under the heading “Item 1A – Risk Factors,” and in the Prospectus/Proxy Statement filed by Accelrys with the SEC on May 19, 2010, under the heading “Risk Factors” beginning on page 34.

Important Merger Information and Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination involving Accelrys and Symyx. In connection with the proposed merger, Accelrys has filed a registration statement on Form S-4 containing a joint proxy statement/prospectus of Accelrys and Symyx. Investors and security holders are urged to carefully read the Registration Statement on Form S-4 and related joint proxy statement/prospectus and other documents filed with the SEC by Accelrys and Symyx, because they contain important information about Accelrys, Symyx and the proposed transaction, including with respect to risks and uncertainties that could delay or prevent the completion of the transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC free at the SEC’s website, www.sec.gov and by directing a request when such a filing is made to Accelrys, Inc., 10188 Telesis Court, San Diego, California 92121-1761, Attention: Corporate Secretary or by directing a request when such a filing is made to Symyx Technologies, Inc., 3100 Central Expressway, Santa Clara, California 95051, Attention: Corporate Secretary. Investors and security holders may obtain free copies of the documents filed with the SEC on Accelrys’s website at www.Accelrys.com or Symyx’s website at www.Symyx.com or the SEC’s website at www.sec.gov.

Accelrys, Symyx and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction is included in the joint proxy statement/prospectus described above. Additional information about the directors and executive officers of Accelrys is set forth in Accelrys’ most recent definitive proxy statement, which was filed with the SEC on July 21, 2009. Additional information about the directors and executive officers of Symyx is set forth in Symyx’s most recent definitive proxy statement, which was filed with the SEC on April 29, 2009.

CONTACTS FOR SYMYX:	CONTACTS FOR ACCELRYS:

Dan Burch / Amy Bilbija / Bob Marese MacKenzie Partners (212) 929-5500 Matthew Sherman / Jamie Moser Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449

Maria Krinsky

Kickstart for Accelrys

(415) 509-0498

mkrinsky@kickstartconsulting.com

Michael A. Piraino

Accelrys, Inc.

Senior Vice President and Chief Financial Officer

(858) 799-5200

Charles Messman

Investor Relations

MKR Group

(323) 468-2300

accl@mkr-group.com